SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 06 April, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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 press release

6 April 2021

bp provides update on progress towards $35 billion net debt target bp today provides an update on the expected timing of reaching its $35 billion net debt target including the delivery of disposal proceeds and performance during the first quarter of 2021.

"We are pleased to announce that we now expect to have reached our $35 billion net debt target during the first quarter 2021. This is a result of earlier than anticipated delivery of disposal proceeds combined with very strong business performance during the first quarter. We look forward to updating the market at our first quarter results, including further information on share buybacks."
Bernard Looney, chief executive officer

Delivery of disposal proceeds
During the first quarter bp has received around $4.7 billion of disposal proceeds. This includes approximately:

-   $2.4 billion from the completion of the sale of a 20% interest in Oman's Block 61;
-   $1.0 billion as the final payment from the sale of bp's global petrochemicals business to INEOS;
-   $0.7 billion from the sale of a 49% interest in a controlled affiliate holding certain refined product and crude logistics assets onshore US; and
-   $0.4 billion from the sale of an interest in Palantir - a significant return on our initial investment.

bp now expects disposal proceeds in 2021 to be at the top end of the previously announced $4-6 billion range.

bp's target of $25 billion of disposal proceeds between the second half of 2020 and 2025 is now underpinned by agreed or completed transactions of around $14.7 billion with approximately $10.0 billion of proceeds received.

Progress towards $35 billion net debt target
bp's net debt at the end of the fourth quarter 2020 was $38.9 billion.

As disclosed at the time of the fourth quarter 2020 results, net debt was expected to increase in the first half of 2021, driven by: severance payments spread across both quarters; the payment to Equinor following completion of the US offshore wind joint venture which occurred during the first quarter; and the ~$1.2 billion pre-tax annual Gulf of Mexico oil spill payment scheduled for the second quarter.

Reflecting the delivery of disposal proceeds and the very strong business performance in the first quarter 2021, driven by trading, the price environment and resilient operations, bp now expects to have reached its net debt target of $35 billion during the first quarter 2021.

On reaching this net debt target, bp is committed to returning at least 60% of surplus cash flow to shareholders by way of share buybacks, subject to maintaining a strong investment grade credit rating.

Further information, including in relation to share buybacks, will be provided with bp's first quarter 2021 results, expected to be reported on Tuesday 27 April.

Further information:
This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.  The person responsible for arranging the release of this announcement on behalf of BP p.l.c. is Ben Mathews, Company Secretary.

Contact:
bp press office: bppress@bp.com, +44 (0)7831 095541

Cautionary statement:
In order to utilise the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), bp is providing the following cautionary statement. This announcement contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial conditions, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions.
In particular, among other statements, bp's expectation to have reached its $35 billion net debt target during the first quarter 2021; expectations for disposal proceeds in 2021 to be at the top end of a $4-6 billion range; statements and expectations regarding bp's target of $25 billion of disposal proceeds between the second half of 2020 and 2025 including expectations in respect of the completion of agreed transactions and timing of the receipt of disposal proceeds; expectations regarding the impact and timing of severance payments and the annual Gulf of Mexico oil spill payment; statements regarding the triggering of the commitment to return at least 60% of surplus cash flow to shareholders by way of share buybacks subject to maintaining a strong investment grade credit rating; expectations for bp to provide further information including in relation to share buybacks with bp's first quarter 2021 results; and expectations regarding the date on which bp's first-quarter 2021 results will be released, are all forward looking in nature.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results may differ from those expressed in such statements, depending on a variety of factors including the extent and duration of the impact of current market conditions including the significant drop in the oil price, the impact of COVID-19, overall global economic and business conditions impacting our business and demand for our products as well as the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed under "Risk Factors" in our most recent Annual Report and Form 20-F and in any of our more recent public reports.
Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 April 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary